Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Moolec Science SA’s Amendment No. 1 to Form F-4 (FILE NO. 333-267912) of our report dated April 12, 2022, which includes an explanatory paragraph as to the ability of LightJump Acquisition Corporation to continue as a going concern, with respect to our audits of the financial statements of LightJump Acquisition Corporation as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from July 28, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 21, 2022